

March 26, 2007

Mr. Eric R. Graef, Vice President-Finance and Treasurer
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

Re: **Preformed Line Products Co.**
               Form 10-K for the fiscal year ended December 31, 2006
               File No. 0-31164

Dear Mr. Graef:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Working Capital, Liquidity and Capital Resources, page 22

1. In future filings, please revise note (B) to the tabular presentation of contractual obligations to quantify your unfunded pension obligation as of the most recent balance sheet date.

Critical Accounting Policies and Estimates – Excess and Obsolescence Reserves, page 24

2. Due to the significance of your excess and obsolescence reserves, you should enhance your critical accounting policies and estimates in future filings to provide investors with a better understanding of the factors you consider when determining this reserve. For example, you should address the specific facts and circumstances that caused you to increase the reserve during 2006. Additionally, we note your disclosure that "reversals of existing reserves may be necessary". Please tell us what accounting guidance you relied on to determine that reversing inventory reserves is appropriate. Also, please quantify for us any inventory reserve reversals that you recorded in the financial statements presented.

Consolidated Financial Statements
Note E – Leases, page 43

3. We note your disclosure here and on page 23 that you maintain the risk for the residual
    value in excess of market value for a leased aircraft. In future filings, please disclose the
    residual value of the aircraft that you have guaranteed as required by paragraph 13 of FIN
    45.

Note F – Income Taxes, page 43

4. Please explain to us, and disclose in future filings, the specific facts and circumstances
    that caused you to decrease your tax valuation allowance during 2006. In addition, please
    help us understand the specific reasons for the expected impact of adopting FIN 48, as
    disclosed on page 36.

Note J – Business Segments, page 48

5. We note that your two reportable segments are geographic regions that you identify as
    foreign and domestic. Based on your disclosures, we also note that certain foreign
    operations appear to exceed 10% of sales. Please provide us a detailed explanation of
    how you determined your operating segments and reportable segments under SFAS 131.
    Your response should specifically identify each of your operating segments. If you
    aggregate any operating segments, please demonstrate the appropriateness such
    aggregation based on paragraph 17 of SFAS 131 and EITF 04-10. Your response should
    also include copies of the internal reports used by your CODM.

Certifications

6. We note that in your certifications where you are instructed to insert the identity of the
    certifying individual you also include their title. Please be advised that this practice is not
    permissible as the language of the certifications required by Section 302 of Sarbanes-
    Oxley and our rules under that Section should not be altered in any way. The certifying
    officer is required to certify in their personal capacity. Please ensure that in future filings
    your certification language conforms exactly to the applicable rules. In addition, please
    have your certifying officers supplementally represent to us that they have signed all
    certifications in their personal capacity.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please provide us with a
supplemental response letter that keys your responses to our comments and provides any
requested supplemental information. Detailed letters greatly facilitate our review. Please file
your supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202)551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief